Exhibit 99.1

ANNOUNCEMENT TO THE MARKET

Perdigão (PRGA3 – New Market; PDA – Level III ADR),  a leader in the Brazilian food industry and in the context of its recognized good Corporate Governance practices, wishes to reiterate its principles of transparency and solid financial policy, namely that:

•                  it does not contract leveraged operations in derivatives markets, nor does it hold risk and/or leveraged backed investments. All its cash is applied with first class banks in liquid investments. Its operations are exclusively to protect its balance sheet positions and cash flow as part of a strict corporate policy for managing financial risks. This process is monitored by the Company’s Strategies and Finance Committee and approved by the Board of Directors;

•                  the Company reiterates that the impacts of foreign exchange variations on its currency liabilities are offset in the short-term with exports that at present account for 44% of company sales.

Finally, Perdigão underscores its solid financial position that has consistently been managed on a conservative basis. This is reflected in the maintenance of investments in liquid instruments and corporate debt with a largely long-term profile, the focus always being on the Company’s elected areas of business.

São Paulo (SP), September 26 2008.

Leopoldo Viriato Saboya

Finance and Investor Relations Director

Perdigão Companies